Exhibit 99.1

Acreage Holdings Appoints Rhonda Kratz as General Manager

In the State of Florida, Provides Operation Updates in the Sunshine State

And Discloses Departure of Chief Marketing Officer

New York, NY – July 9, 2019 – Acreage Holdings, Inc. (“Acreage”) (CSE: ACRG.U) (OTCQX: ACRGF) (FSE: 0ZV) today announced the appointment of Rhonda Kratz as General Manager in the State of Florida, an incremental operation updates subsequent to Acreage’s first quarter earnings call and also disclosed the departure of Acreage’s Chief Marketing Officer.

“We are excited to welcome Rhonda to the team as we begin to establish an aggressive Acreage footprint across the state of Florida," said Acreage Chief Operating Officer, Bob Daino. "Given the size of the Florida market, we knew it was crucial to hire someone seasoned in retail operations.”

Ms. Kratz comes to Acreage with extensive experience in the retail optical space. Most notably, she headed up the Stores Organization at LensCrafters in North America from 2013 to 2015, providing leadership to over 960 retail stores that generated nearly $2 billion in annual revenue. Ms. Kratz joined Acreage in April 2019, coming from Nationwide Vision, where she served as Senior Vice President and led sales and operations for 109 stores across the nation from 2018 to April 2019. Prior to that, she served as Chief Operating Officer at For Eyes from 2016 to 2017, where she built and led Operations, Professional Services, Managed Vision Care, Real Estate and Construction, and also led a team of nine regional managers responsible for delivering revenue, customer loyalty and retention, and meeting EBITDA targets for 117 stores with approximately $100 million in annual revenue.

Florida Operation Updates:

Acreage has achieved the following milestones subsequent to its first quarter 2019 earnings call:

•	Acreage closed on a cultivation and production facility in Sanderson, a community in Baker County, FL. The location sits on 15.4 acres of land and comes with a 109,000 square foot building able to accommodate the build out a processing facility with the capabilities of Form Factory, Acreage’s recently acquired subsidiary. Acreage tentatively plans to construct a 100,000 square foot greenhouse on the property.

•	Seven dispensary locations have been secured via lease agreements with locations in Hollywood, Spring Hill, Daytona, Orange Park, North Miami Beach and two locations in Miami. Of the two in Miami, the Miami Beach dispensary will be Acreage’s flagship location in the state of Florida.

Additional details will be provided as to when Acreage expects these locations to become operational.

Chief Marketing Officer Departure:

Acreage announced that Harris Damashek, Acreage’s Chief Marketing Officer, is no longer employed at Acreage effective July 5, 2019. Acreage has initiated a search for a new Chief Marketing Officer, who will report to Acreage’s Chief Operating Officer, Bob Daino.

ABOUT ACREAGE

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state operator of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management or consulting services agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage's national retail store brand, The Botanist, debuted in 2018.

FORWARD LOOKING STATEMENTS

This news release and each of the documents referred to herein contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the proposed transaction with Canopy Growth Corporation (the “Proposed Transaction”), including the anticipated benefits and likelihood of completion thereof. Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholders approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Proposed Transaction; other expectations and assumptions concerning the transactions contemplated in the Proposed Transaction; the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis.

A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, including the Circular and Acreage’s Annual Information Form for the year ended December 31, 2018 filed on April 29, 2019, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this news release is expressly qualified by this cautionary statement. The forward-looking information contained in this news release represents the expectations of Acreage as of the date of this news release and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law. Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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Investor Contacts:	Media Contact:

Christine Rigby	Howard Schacter
Vice President, Investor Relations	Vice President of Communications
Investors@acreageholdings.com	h.schacter@acreageholdings.com
646-600-9181	646-600-9181

Steve West
Vice President, Investor Relations
Investors@acreageholdings.com
646-600-9181

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